PricewaterhouseCoopers LLP
Chartered Accountants
PricewaterhouseCoopers Place
250 Howe Street, Suite 700
Vancouver, British Columbia
Canada V6C 3S7
Telephone +1 604 806 7000
Facsimile +1 604 806 7806

Consent of Independent Accountants

We hereby consent to the inclusion in this Registration Statement on Form 40-F of our report dated September 26, 2006, relating to the consolidated financial statements of Alexco Resource Corp., the report being presented as Exhibit 2 of this Form 40-F.

/s/ PricewaterhouseCoopers LLP

Chartered Accountants

Vancouver, British Columbia, Canada
July 25, 2007

PricewaterhouseCoopers refers to the Canadian firm of PricewaterhouseCoopers LLP and the other member firms of PricewaterhouseCoopers International Limited, each of which is a separate and independent legal entity.